CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
570 Lexington Avenue         New York, NY 10005-2072       1401 Eye Street, N.W.
 New York, NY 10022                                         Washington, DC 20005
   (212) 371-2720                     o                       (202) 898-1515

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                                                     May 6, 2008

VIA EDGAR
---------

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

                      Re:  Rada Electronic Industries Ltd.
                           Registration Statement on Form F-3
                           Filed April 11, 2008
                           File No. 333-150197
                           -------------------

Dear Mr. Mancuso:

         On behalf of our client, Rada Electronic Industries Ltd. (the "Company"), we are submitting this letter in response to the written comment of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to our client, dated April 25, 2008 (the "Comment Letter"), with respect to the Company's Registration Statement of Form F-3 (the "Registration Statement"). We have repeated the comment below and have provided a response.

SELLING SHAREHOLDERS, PAGE 15
-----------------------------

QUESTION
--------

1. We note that the registration statement covers the resale of ordinary shares that are being offered by an affiliate in a large amount. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Therefore, you should:

     o file a registration statement for the "resale" offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continued basis under Rule 415(a)(1)(x);

     o register the transaction on a form that you are eligible to register a primary offering;

Russell Mancuso, Esq.                                                          2



     o identify the affiliate selling stockholder as an underwriter in the registration statement; and

     o include the fixed price at which the underwriter will sell the securities for the duration of the offering.

     If you do not agree, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Address in your analysis shares previously registered for resale by the affiliate and all other relationships you have with the affiliate.

RESPONSE
--------

Although neither we nor the Company necessarily concur with the Staff's view, in Amendment No. 1 to the Registration Statement, the Company has withdrawn the shares that were to be offered by the affiliate.

         Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.


                                            Very truly yours,

                                            /s/ Steven J. Glusband
                                            Steven J. Glusband

SJG:tco
cc: Shiri Lazarovich